04052552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

DEC 20 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN BANK FOR INTERNATIONAL COOPERATION	**0001109604**
Exact name of registrant as specified in charter	Registrant CIK Number
Annual Report on Form 18-K for the Year Ended March 31, 2004	**333-11680**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Page 1 of 32 pages.

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on December 20, 2004.

Japan Bank for International Cooperation

By: /s/ Hitoshi Sanada
Hitoshi Sanada
Chief Representative
Representative Office in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 20_____, that the Information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2005 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2004, filed on December 20, 2004)

Exhibit 1

平成 16 年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成 16 年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
住宅金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
中小企業総合事業団信用保険部門
日本政策投資銀行
国際協力銀行

2　前項に規定する中小企業総合事業団信用保険部門とは、中小企業総合事業団における「中小企業総合事業団法」第 25 条第 1 項に規定する特定保険等業務、「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」に規定する機械保険経過業務及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に規定する破綻金融機関等関連特別保険等業務に関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度	額
国民生活金融公庫	借入金	2,600,000,000千円
	国民生活債券	390,000,000
住宅金融公庫	政府からの借入金	145,600,000
	政府以外の者からの借入金	320,022,000

公庫	限度額	
	住宅金融公庫債券	1,500,000,000千円
	住宅金融公庫財形住宅債券	329,315,000
	住宅金融公庫住宅宅地債券	211,642,000
農林漁業金融公庫	借入金	203,745,000
	農林漁業金融公庫債券	23,000,000
中小企業金融公庫	借入金	960,800,000
	中小企業債券	541,000,000
公営企業金融公庫	公営企業債券	2,270,000,000
沖縄振興開発金融公庫	政府からの借入金	180,785,000
	政府以外の者からの借入金	4,500,000
	沖縄振興開発金融公庫債券	20,000,000
	沖縄振興開発金融公庫住宅宅地債券	1,323,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する国民生活債券、住宅金融公庫債券、住宅金融公庫財形住宅債券、住宅金融公庫住宅宅地債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(収入支出予算の弾力条項)

第8条　次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加(第1号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第1号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要件	経費
1 第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2 日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2 次の表の左欄に掲げる公庫又は事業団において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公庫又は事業団	保険金	限度額
1 住宅金融公庫	「住宅融資保険法」に基づく保険金	「住宅金融公庫法」第26条の2第2項の規定による証券化支援積立金及び住宅融資保険積立金の金額と同法第26条の3第1項の規定による債務保証特定保険基金及び住宅融資保険基金の金額の合計額に相当する金額
2 中小企業金融公庫	「中小企業信用保険法」及び「中小企業の創造的事業活動の促進に関する臨時措置法」に基づく保険金	「中小企業金融公庫法」の規定による中小企業信用保険準備基金の金額と融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」の規定による機械保険経過業務運営基金の金額と積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額
3 中小企業総合事業団信用保険部門	「中小企業信用保険法」及び「中小企業の創造的事業活動の促進に関する臨時措置法」に基づく保険金	「中小企業総合事業団法」第36条第1項の規定による中小企業信用保険準備基金の金額と同条第2項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額

公庫又は事業団	保険金	限度額
	「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」に基づく保険金	「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」の規定による機械保険経過業務運営基金の金額と積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

（保険契約等の限度額）

第４条　次の表の左欄に掲げる公庫又は事業団の中欄に掲げる法律の規定による金額の限度は、平成16年度においてそれぞれ右欄に掲げるとおりとする。ただし、「中小企業金融公庫法及び独立行政法人中小企業基盤整備機構法の一部を改正する法律」(仮称)による改正後の「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」の規定により中小企業総合事業団が解散し、中小企業総合事業団信用保険部門に係る業務が中小企業金融公庫に承継されたときにおいて、右欄に定める中小企業総合事業団信用保険部門の保険価額の総額又は貸付金の総額のうち保険又は貸付けを行うに至っていない金額がある場合には、これらの金額をそれぞれ右欄に定める中小企業金融公庫の保険価額の総額又は貸付金の総額に加えるものとする。

公庫又は事業団	根拠規定	限度額	
住宅金融公庫	「住宅融資保険法」第６条	保険価額の総額	500,000,000千円
中小企業金融公庫	「中小企業金融公庫法」	保証金額の総額	68,000,000
		保険価額の総額	18,028,000,000
		貸付金の総額	534,327,000
		受託業務の実施により調達する資金の総額	147,300,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」	保険価額の総額	64,000,000

公庫又は事業団	根拠規定	限度額	
中小企業総合事業団信用保険部門	「中小企業総合事業団法」第21条第4項	保険価額の総額	6,008,000,000千円
		貸付金の総額	6,000,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」	保険価額の総額	22,000,000

（流用の制限）

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（１）　役職員に対して支給する給与に要する経費

（２）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が平成16年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成15年10月1日から同年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

2　「中小企業金融公庫法及び独立行政法人中小企業基盤整備機構法の一部を改正する法律」（仮称）による改正後の「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」の規定により中小企業総合事業団が解散し、中小企業総合事業団信用保険部門に係る業務が中小企業金融公庫に承継されたときにおいて、中小企業総合事業団信用保険部門の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において中小企業金融公庫の予算額を増額することができる。

甲号 収入支出予算

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
国民生活金融公庫	事業益金		203,536,150	事業損金	156,404,097
		事業益金	203,536,150	予備費	1,447,000
	雑収入		6,781,676		
		一般会計より受入	5,927,975		
		石油及びエネルギー需給構造高度化対策特別会計より受入	4,500		
		運用収入	1,158		
		雑収入	848,043		
	合計		210,317,826	合計	157,851,097
住宅金融公庫	事業益金		1,885,116,742	事業損金	2,296,303,154
		事業益金	1,885,116,742	保険金	9,074,468
	住宅融資保険料収入		7,810,687	予備費	900,000
		住宅融資保険料収入	7,810,687		
	雑収入		418,398,881		
		一般会計より受入	404,400,000		
		貸付手数料等収入	8,656,090		
		運用収入	102,000		
		雑収入	5,240,791		
	合計		2,311,326,310	合計	2,306,277,622

政府関係機関	収入			支出	
	款	項	金額（千円）	項	金額（千円）
農林漁業金融公庫	事業益金		68,904,371	事業損金	124,569,797
		事業益金	68,904,371	予備費	550,000
	基金収入		84,500		
		基金収入	84,500		
	雑収入		55,260,629		
		一般会計より受入	55,041,000		
		運用収入	8,600		
		雑収入	211,029		
	合計		124,249,500	合計	125,119,797
中小企業金融公庫	事業益金		128,742,887	事業損金	148,743,232
		事業益金	128,742,887	保険金	705,422,565
	保険料収入		150,498,546	予備費	[illegible]885,000
		保険料収入	150,498,546		
	回収金		297,159,749		
		回収金	297,159,749		
	基金収入		25,418		
		基金収入	25,418		
	雑収入		15,328,683		
		一般会計より受入	12,726,896		
		電源開発促進対策特別会計より受入	74,747		

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
		石油及びエネルギー需給構造高度化対策特別会計より受入	29,404		
		運用収入	535		
		雑収入	2,497,101		
	合計		591,755,283	合計	855,000,797
公営企業金融公庫	事業益金		831,743,049	事業損金	507,849,213
		事業益金	831,743,049	予備費	51,000
	雑収入		322,388		
		運用収入	99,829		
		雑収入	222,559		
	合計		832,065,437	合計	507,900,213
沖縄振興開発金融公庫	事業益金		36,926,742	事業損金	42,578,596
		事業益金	36,926,742	予備費	150,000
	雑収入		5,454,583		
		一般会計より受入	5,240,010		
		電源開発促進対策特別会計より受入	24,705		
		石油及びエネルギー需給構造高度化対策特別会計より受入	1,435		
		住宅資金貸付手数料等収入	125,192		
		運用収入	34		

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
		雑収入	63,157		
	合計		42,381,275	合計	42,728,596
中小企業総合事業団信用保険部門	事業益金		889	事業損金	5,259,900
		事業益金	889	保険金	235,140,855
	保険料収入		50,166,183	予備費	65,000
		保険料収入	50,166,183		
	回収金		99,053,250		
		回収金	99,053,250		
	基金収入		2,540		
		基金収入	2,540		
	雑収入		16,884		
		運用収入	25		
		雑収入	16,859		
	合計		149,239,746	合計	240,465,755
日本政策投資銀行	事業益金		415,305,804	事業損金	414,050,208
		事業益金	415,305,804	予備費	450,000
	雑収入		18,839,286		
		運用収入	2,177,575		
		雑収入	16,661,711		
	合計		434,145,090	合計	414,500,208
国際協力銀行	事業益金		670,478,265	事業損金	614,710,370

政府関係機関	収入			支出	
	款	項	金額(千円)	項	金額(千円)
		事業益金	570,478,265	予備費	370,000
	雑収入		220,687,384		
		一般会計より受入	30,000,000		
		運用収入	3,273,179		
		雑収入	187,414,205		
	合計		791,165,649	合計	615,080,370

平成16年度3040国際協力銀行

甲号　収入支出予定計算書

区　分	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収　入	791,165,649	872,839,202	△ 81,673,553
2 支　出	615,080,370	715,351,250	△ 100,270,880

〔収入支出予定額内訳〕

収　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	570,478,265	623,678,901	△ 53,200,636	
0101-01 貸付金利息	564,923,661	620,054,040	△ 55,130,379	貸付金残高を基礎として利息の収入見込額を算出
0101-02 保証料	3,248,079	2,933,521	314,558	保証債務残高を基礎として保証料の収入見込額を算出
0101-03 配当金収入	2,306,525	691,340	1,615,185	株式配当金の収入見込額を計上
0200-00 雑収入	220,687,384	249,160,301	△ 28,472,917	
0201-00 一般会計より受入				
0201-01 一般会計より受入	30,000,000	30,000,000	0	海外経済協力業務に要する費用に充てるため一般会計から受け入れる交付金の見込額を計上

[redacted]

款・項・目	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0202-00 運用収入				
0202-01 運用収入	3,273,179	11,616,352	△ 8,343,173	有価証券の運用による利息収入等の収入見込額を計上
0203-00 雑収入	187,414,205	207,543,949	△ 20,129,744	
0203-02 労働保険料被保険者負担金	55,820	58,248	△ 2,428	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	187,358,385	207,485,701	△ 20,127,316	受入雑利息等の収入見込額を計上

支出

事項別内訳

項	事項	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	24,399,323	24,940,913	△ 541,590	事務運営に必要な人件費及び事務費
	税金	555,937	584,981	△ 29,044	国税及び地方税の支払
	業務委託費	5,781,589	5,847,010	△ 65,421	業務の一部を委託する金融機関に支払う手数料等
	支払利息及び債券発行諸費	583,973,521	683,608,346	△ 99,634,825	1　財政融資資金及び簡易生命保険資金からの借入れ等に伴う支払利息 2　国際協力銀行債券の利息及びその発行諸費
09 予備費	予備費	370,000	370,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成16年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入				1-01 役員給	213,136	219,396	△ 6,260
0100-00 事業益金				1-02 職員基本給	4,755,637	4,884,994	△ 129,357
0101-00 事業益金	570,478,265	623,678,901	△ 53,200,636	1-03 職員諸手当	3,593,653	3,809,811	△ 216,158
0101-01 貸付金利息	564,923,661	620,054,040	△ 55,130,379	1-04 超過勤務手当	607,396	620,610	△ 13,214
0101-02 保証料	3,248,079	2,933,521	314,558	1-05 休職者給与	144,936	150,409	△ 5,473
0101-03 配当金収入	2,306,525	691,340	1,615,185	1-06 退職手当	935,350	1,039,466	△ 104,116
0200-00 雑収入	220,687,384	249,160,301	△ 28,472,917	5-07 諸支出金	1,235,782	1,313,872	△ 78,090
0201-00 一般会計より受入				2-08 旅費	2,149,741	2,140,809	8,932
0201-01 一般会計より受入	30,000,000	30,000,000	0	3-09 業務諸費	10,683,106	10,662,087	21,019
0202-00 運用収入				9-10 交際費	2,459	2,459	0
0202-01 運用収入	3,273,179	11,616,352	△ 8,343,173	9-11 債権保全費	78,127	97,000	△ 18,873
0203-00 雑収入	187,414,205	207,543,949	△ 20,129,744	3-12 税金	555,937	584,981	△ 29,044
0203-02 労働保険料被保険者負担金	55,820	58,248	△ 2,428	5-13 業務委託費	5,781,589	5,847,010	△ 65,421
0203-[illegible] 雑収入	187,358,385	207,485,701	△ 20,127,316	9-14 支払利息	582,468,103	681,992,138	△ 99,524,035
収入合計	791,165,649	872,839,202	△ 81,673,553	9-15 債券発行諸費	1,505,418	1,616,208	△ 110,790
支出				09 予備費 (9-··)	370,000	370,000	0
01 事業損金	614,710,370	714,981,250	△ 100,270,880	支出合計	615,080,370	715,351,250	△ 100,270,880

国　際　協　力　銀　行

平成16年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	備考
役員	10	213,136	俸給額の金額には非常勤の監事(2人分)の給与を含む。
総裁	1		
副総裁	2		
理事	7		
職員	内 3(6箇月) 872	4,674,584	
合計	内 3(6箇月) 882	4,887,720	

国　際　協　力　銀　行

平　成　16　年　度　事　業　計　画

1. 国際協力銀行の平成16年度における国際金融等業務は、設備の輸出、重要物資の輸入、我が国の法人又は外国政府等が海外において行う事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は1,140,000,000千円を予定している(出資は6,000,000千円を予定している。)。
2. 国際協力銀行の平成16年度における海外経済協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は700,000,000千円を予定している(出資は3,000,000千円を予定している。)。
3. 上記1及び2の原資としては、一般会計からの出資金186,600,000千円、財政融資資金からの借入金832,600,000千円、国際協力銀行債券の発行による収入482,000,000千円、貸付回収金等338,800,000千円、計1,840,000,000千円を予定している。

平　成　16　年　度　資　金　計　画

支出 区分	金額(千円)	収入 区分	金額(千円)
貸付金	1,831,000,000	前期末現金預け金	123,763,579
出資金	9,000,000	一般会計出資金	186,600,000
借入金償還	1,412,190,170	借入金	942,600,000
財政融資資金借入金償還	1,240,784,170	財政融資資金借入金	832,600,000
簡易生命保険資金借入金償還	61,406,000	民間借入金	110,000,000
民間借入金償還	110,000,000	国際協力銀行債券	482,000,000
債券償還金	142,636,527	貸付回収金	1,661,333,333
動産不動産取得費	722,501	事業益金	570,478,265
事業損金	614,710,370	一般会計より受入	30,000,000
国庫納付金	10,702,864	雑収入	190,687,384

支出		収入	
区分	金額(千円)	区分	金額(千円)
その他支出	41,767,557	その他収入	141,489
予備費	370,000		
期末現金預け金	134,512,080		
合計	4,187,604,049	合計	4,187,604,049

国際協力銀行

総損益計算書

損失 科目	平成14年度 決算額(円)	平成15年度 予定額(円)	平成16年度 予定額(円)	利益 科目	平成14年度 決算額(円)	平成15年度 予定額(円)	平成16年度 予定額(円)
経常費用	878,080,116,431	938,275,333,665	1,120,145,089,343	経常収益	678,520,697,636	1,006,160,380,657	1,101,536,372,619
借入金利息	800,617,267,750	245,606,507,000	218,560,188,000	貸付金利息	541,420,044,218	469,856,167,137	602,684,946,964
債券利息	55,077,684,148	49,213,544,000	82,342,678,000	保証料	2,746,502,556	3,203,256,000	3,449,204,000
業務委託費	29,316,835,975	29,174,206,000	181,416,718,000	受取配当金	2,631,512,300	2,842,218,000	2,806,535,000
事務費	24,746,735,499	26,420,252,000	25,761,294,000	一般会計より受入	0	30,000,000,000	30,000,000,000
固定資産減価償却費	1,556,594,911	1,336,060,000	1,580,918,000	預け金利息	3,816,680,073	2,294,841,000	3,272,500,000
支払手数料	6,383,617,046	5,867,837,000	5,762,928,000	受入雑利息	40,357,094,607	48,301,038,000	10,797,977,000
外国為替差損	4,133,158,473	3,026,969,000	1,787,780,000	受入手数料	2,979,328,517	1,836,121,000	696,303,000
出資金処分損	0	420,000,000	4,608,208,000	外国為替差益	2,933,983,474	273,277,000	0
貸付金償却	316,479,824	113,736,191,000	199,940,048,000	有価証券売却益	0	245,000	679,000
債券発行差金償却	1,064,574,657	861,208,000	1,299,298,000	雑益	1,961,440,294	1,641,871,000	119,228,000
債券発行費償却	624,353,068	908,934,000	2,296,448,000	貸倒引当金戻入	71,365,180,097	454,911,746,520	458,208,814,665
雑損	580,968,830	1,624,424,000	6,182,801,000	海外経済協力勘定当年度損失金	260,051,626,792		39,640,476,724
貸倒引当金繰入	454,911,746,520	458,208,814,665	440,816,018,343				
予備費	0	370,000,000	370,080,000				
国際金融等勘定当年度利益金	60,492,210,007	22,100,240,000	21,031,760,000				
海外経済協力勘定当年度利益金		45,784,806,992					
合計	938,572,336,438	1,006,160,380,657	1,141,176,849,343	合計	938,572,336,438	1,006,160,380,657	1,141,176,849,343

国際協力銀行

総括貸借対照表

資産の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)	負債及び資本の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)
貸付金	20,994,802,883,722	20,559,768,837,722	20,349,800,391,722	借入金	11,218,681,251,000	10,457,335,296,000	9,987,735,066,000
出資金	155,370,668,380	160,800,668,380	166,193,385,380	財政融資資金借入金	10,934,383,251,000	10,240,501,296,000	9,832,317,066,000
有価証券	0	68,190,538,538	69,378,591,086	簡易生命保険資金借入金	284,398,000,000	216,834,000,000	155,418,000,000
現金預け金	288,244,419,767	56,573,042,297	55,183,558,787	債券	1,068,298,411,318	1,898,817,307,318	1,988,882,948,318
未収収益	220,572,936,455	171,502,263,243	177,973,512,196	未払費用	76,931,330,436	85,010,370,078	100,457,755,078
未収貸付金利息	203,457,690,105	158,837,737,243	173,634,563,196	未払借入金利息	52,575,615,488	46,127,858,459	38,917,794,459
未収受入額利息	17,115,246,350	12,664,546,000	4,338,949,000	未払債券利息	18,117,536,261	21,665,845,261	31,957,396,261
諸勘定	16,315,114,540	73,614,821,900	344,953,785,300	未払支払利息	6,184,132,689	17,141,903,349	29,536,322,349
仮払金	603,884,091	603,884,091	603,884,091	その他未払費用	54,345,885	64,968,885	46,301,886
未収金	607,898,708	455,934,708	455,934,708	諸勘定	107,989,774,728	5,056,364,088	4,674,578,088
前払金	3,020,461,969	1,209,263,983	6,345,506,983	仮受金	5,967,310,383	3,686,331,398	3,650,716,393
概算納付金	10,971,891,000	7,182,578,000	6,835,232,000	前受収益	1,627,858,945	1,324,811,945	978,610,945
為替換算調整	0	63,631,003,380	230,170,969,360	債券未払金	45,250,750	45,250,750	45,250,750
その他諸勘定	1,111,977,748	543,177,748	543,177,748	為替換算調整	100,348,348,640	0	0
動産不動産	28,096,271,009	27,186,648,009	26,250,768,009	支払承諾	630,497,729,256	753,562,041,831	960,080,056,267
繰延勘定	2,851,028,882	5,010,830,882	7,563,687,882	（負債合計）	12,703,398,796,730	12,989,770,989,315	13,041,840,404,751
債券発行差金	1,978,930,936	2,402,032,936	3,465,158,936	国際金融等勘定資本金	985,500,000,000	985,500,000,000	985,500,000,000
債券発行費	872,097,946	2,608,808,946	4,098,538,946	海外経済協力勘定資本金	6,504,344,477,516	6,704,844,477,516	6,891,344,477,516
支払承諾見返	630,497,729,256	753,562,041,831	960,080,056,267	国際金融等勘定準備金	608,398,369,057	638,582,464,060	649,632,584,000
貸倒等引当金	△ 454,911,748,530	△ 456,308,814,665	△ 440,316,018,343	国際金融等勘定当年度利益金	60,482,310,007	22,100,349,000	21,031,760,000

資産の部				負債及び資本の部			
科目	平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)	科目	平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)
				(準備金積立額)	30,246,105,003	11,050,120,000	10,515,880,000
				(国庫納付金)	30,246,105,004	11,050,120,000	10,515,880,000
				海外経済協力勘定積立金	280,719,090,973	20,667,462,181	66,401,769,173
				海外経済協力勘定当年度利益金又は当年度損失金(△)	△ 260,051,628,793	45,734,308,992	△ 39,640,476,734
				(資本合計)	8,179,240,508,761	8,417,228,960,749	8,574,170,114,085
資産合計	21,881,739,305,491	21,416,999,890,064	21,616,010,518,776	負債・資本合計	21,881,739,305,491	21,416,999,890,064	21,616,010,518,776

(注) 1　動産不動産の減価償却累計額は、次のとおりである。

平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)
16,734,039,382	17,665,880,382	19,027,071,382

2　平成14年度末決算額は、平成15年度末予定額及び平成16年度末予定額との比較対照のため組替え掲記している。

国際協力銀行

国際金融等勘定

損益計算書

損失				利益			
科目	平成14年度決算額(円)	平成15年度予定額(円)	平成16年度予定額(円)	科目	平成14年度決算額(円)	平成15年度予定額(円)	平成16年度予定額(円)
経常費用	323,919,417,185	290,749,024,095	407,493,608,478	経常収益	384,411,627,192	312,849,264,095	428,525,368,478
借入金利息	161,240,145,121	134,130,511,000	108,009,868,000	貸付金利息	295,924,927,170	203,531,928,184	353,135,990,383
債券利息	54,237,684,143	48,473,544,000	61,603,578,000	保証料	2,745,502,558	3,303,356,000	8,449,304,000
支払雑利息	29,316,835,975	29,174,305,000	131,416,718,000	預け金利息	3,812,052,757	2,294,718,000	3,272,500,000
事務費	15,445,050,270	16,714,237,000	16,292,109,000	受入雑利息	48,356,665,779	48,300,819,000	10,797,977,000
20動産不動産減価償却費	1,111,775,216	963,465,000	1,068,395,000	受入手数料	2,372,845,675	1,198,758,000	0
支払手数料	3,396,342,576	3,640,983,000	3,578,016,000	外国為替益	2,931,154,130	273,277,000	0
外国為替損	4,133,157,091	3,626,969,000	1,787,789,000	有価証券益	0	133,000	400,000
貸付金償却	316,479,524	3,276,960,000	13,441,371,000	雑益	965,971,164	1,096,255,000	73,979,000
債券発行差金償却	1,059,574,657	856,306,000	1,284,398,000	貸倒等引当金戻入	36,281,487,962	52,949,519,911	57,795,218,095
債券発行費償却	624,353,093	965,924,000	2,296,448,000				
雑損	77,998,906	920,172,000	1,108,830,000				
貸倒等引当金繰入	52,949,519,911	57,795,218,095	45,407,840,478				
予備費	0	239,400,000	239,400,000				
当年度利益金	60,492,210,007	22,100,240,000	21,031,760,000				
合計	384,411,627,192	312,849,264,095	428,525,368,478	合計	384,411,627,192	312,849,264,095	428,525,368,478

国際協力銀行

国際金融等勘定

貸借対照表

資産の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)	負債及び資本の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)
貸付金	9,760,697,583,861	9,1[illegible]	8,877,247,545,861	借入金	6,606,964,000,000	6,030,218,000,000	5,583,976,000,000
出資金	1,141,359,927	4,141,359,927	10,141,359,927	財政融資資金借入金	6,426,646,000,000	5,896,414,000,000	5,488,634,000,000
有価証券	0	43,975,000,000	44,286,000,000	簡易生命保険資金借入金	180,318,000,000	134,804,000,000	95,342,000,000
現金預け金	228,711,783,071	53,585,427,067	53,345,509,067	債券	1,643,298,411,318	1,673,817,907,318	1,968,882,949,318
未収収益	92,586,167,993	84,684,711,827	82,890,949,210	未払費用	59,254,264,098	67,298,838,688	84,420,881,688
未収貸付金利息	75,469,921,643	72,600,165,827	78,652,000,210	未払借入金利息	34,941,301,898	28,564,754,898	22,912,342,898
未収受入雑利息	17,116,246,350	12,084,546,000	4,238,949,000	未払債券利息	18,095,824,993	21,543,543,993	31,936,084,998
雑勘定	15,752,352,411	73,059,059,771	344,391,088,771	未払支払雑利息	6,184,182,999	17,141,908,349	29,536,322,349
仮払金	374,407,491	374,407,491	374,407,491	その他未払費用	33,094,449	48,631,449	37,061,449
未収金	607,599,708	455,984,708	455,984,708	雑勘定	105,692,456,066	5,010,267,426	4,639,551,426
前払金	3,029,461,993	1,500,853,993	6,345,593,993	仮受金	3,097,977,731	3,640,394,731	3,605,989,731
概算納付金	10,971,891,000	7,155,978,000	6,836,222,000	前受収益	1,637,856,945	1,324,811,945	978,810,945
為替換算調整	0	63,671,008,960	230,170,988,960	債券未払金	45,250,750	45,250,750	45,250,750
その他雑勘定	777,892,219	308,892,219	308,892,219	為替換算調整	100,349,348,640	0	0
動産不動産	20,761,034,232	20,156,806,232	19,480,307,232	支払承諾	630,497,728,256	753,562,041,831	960,080,056,307
繰延勘定	2,836,038,863	5,000,838,862	7,553,687,862	(負債合計)	9,045,704,940,678	8,530,007,149,363	8,596,989,218,689
債券発行差金	1,963,930,936	2,392,032,936	3,480,158,936	資本金	985,500,000,000	985,500,000,000	985,500,000,000
債券発行費	872,097,946	2,608,506,946	4,098,538,946	準備金	636,236,359,067	636,582,464,060	648,632,584,060

資産の部				負債及び資本の部			
科目	平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)	科目	平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)
支払承諾見返	630,497,729,256	753,583,041,831	960,080,056,267	当年度利益金	60,492,210,007	22,100,240,000	21,031,760,000
貸倒引当金	△ 53,949,519,911	△ 57,796,218,095	△ 45,497,840,478	(準備金積立額)	30,246,105,003	11,050,120,000	10,515,880,000
				(国庫納付金)	30,246,105,004	11,050,120,000	10,515,880,000
				(資本合計)	1,654,328,569,064	1,646,182,704,080	1,656,164,344,060
資産合計	10,700,083,509,742	10,176,189,844,323	10,253,163,582,759	負債・資本合計	10,700,083,509,742	10,176,189,844,323	10,253,163,582,759

(注) 1　動産不動産の減価償却累計額は、次のとおりである。

平成14年度末決算額(円)	平成15年度末予定額(円)	平成16年度末予定額(円)
12,505,091,164	13,145,391,164	14,080,349,164

2　平成14年度末決算額は、平成15年度末予定額及び平成16年度末予定額との比較対照のため組替え掲記している。

国際協力銀行

海外経済協力勘定

損益計算書

損失 科目	平成14年度決算額(円)	平成15年度予定額(円)	平成16年度予定額(円)	利益 科目	平成14年度決算額(円)	平成15年度予定額(円)	平成16年度予定額(円)
経常費用	554,180,090,226	646,576,809,579	712,651,480,965	[illegible]収益	294,109,090,444	692,311,116,563	673,011,004,141
借入金利息	130,977,232,639	121,485,898,000	108,550,302,000	[illegible]利息	256,506,117,065	256,334,396,963	239,548,964,571
債券利息	740,000,000	740,000,000	740,000,000	[illegible]金	2,031,513,300	2,842,218,000	2,306,535,000
事務費	9,301,885,189	9,708,035,000	9,489,185,000	[illegible]受入	0	30,000,000,000	30,000,000,000
動産不動産減価償却費	444,818,895	382,575,000	402,548,000	預け金利息	3,637,316	122,000	0
支払手数料	2,026,774,470	2,217,544,000	2,160,912,000	[illegible]利息	[illegible]	218,000	0
外国為替損	782	0	0	[illegible]手数料	[illegible]	696,363,000	696,303,000
出資金処分損	0	430,000,000	4,000,000,000	[illegible]益	[illegible]	0	0
貸付金償却	0	130,461,311,000	186,400,671,000	[illegible]益	0	112,000	279,000
債券発行差金償却	5,000,000	5,000,000	5,000,000	[illegible]益	275,[illegible],730	545,616,000	45,344,000
雑損	[illegible]	604,362,000	5,028,761,000	貸倒引当金戻入	36,082,[illegible],145	401,962,336,600	400,412,596,570
貸倒引当金繰入	401,962,336,600	400,412,596,570	394,306,177,365	当年度損失金	[illegible]	—	39,640,476,724
予備費	0	140,000,000	140,000,000				
当年度利益金	—	45,734,308,983	—				
合計	554,180,090,226	692,311,116,563	712,651,480,965	合計	554,180,090,226	692,311,116,563	712,651,480,965

国際協力銀行

海外経済協力勘定

貸借対照表

資産の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)	負債及び資本の部 科目	平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)
貸付金	11,234,105,880,841	11,363,194,604,841	11,472,452,745,841	借入金	4,611,717,251,000	4,427,107,236,000	4,403,759,066,000
出資金	154,139,306,453	156,659,308,453	155,061,005,453	財政融資資金借入金	4,507,637,251,000	4,345,087,236,000	4,343,683,066,000
有価証券	0	24,215,536,536	25,093,501,036	簡易生命保険資金借入金	104,080,000,000	82,020,000,000	60,076,000,000
預金預け金	59,532,636,696	2,690,615,170	2,798,055,670	債券	25,000,000,000	25,000,000,000	25,000,000,000
未収収益				未払費用	17,677,266,380	17,611,536,990	16,037,093,390
未収貸付金利息	127,967,768,462	96,937,571,415	94,982,563,966	未払借入金利息	17,634,313,585	17,572,903,585	16,005,551,585
雑勘定	562,762,129	562,762,129	562,762,129	未払債券利息	22,301,369	22,301,369	22,301,369
仮払金	228,476,600	228,476,600	228,476,600	その他未払費用	20,651,436	16,331,436	9,240,436
その他雑勘定	334,285,529	334,285,529	334,285,529	雑勘定			
動産不動産	7,335,246,777	7,053,243,777	6,820,500,777	仮受金	2,299,236,663	45,026,662	45,026,662
繰延勘定				(負債合計)	4,656,693,856,063	4,469,763,799,062	4,444,841,186,052
債券発行差金	15,000,000	10,000,000	5,000,000	資本金	6,504,244,477,516	6,704,644,477,516	6,891,244,477,516
貸倒等引当金	△ 401,962,226,600	△ 400,413,596,570	△ 394,906,177,865	積立金	260,719,090,973	20,667,462,181	66,401,769,173
				当年度利益金又は当年度損失金(△)	△ 260,051,628,792	45,734,306,992	△ 39,640,476,724
				(資本合計)	6,525,011,939,697	6,771,046,246,689	6,918,005,769,965
資産合計	11,181,705,795,749	11,240,810,045,741	11,362,846,956,017	負債・資本合計	11,181,705,795,749	11,240,810,045,741	11,362,846,956,017

(注) 1 動産不動産の減価償却累計額は、次のとおりである。

平成14年度末 決算額(円)	平成15年度末 予定額(円)	平成16年度末 予定額(円)
4,228,948,218	4,520,490,218	4,946,723,318

2　平成14年度末決算額は、平成15年度末予定額及び平成16年度末予定額との比較対照のため組替え掲記している。

平成14年度国際協力銀行

総括財産目録（平成15年3月31日現在）

摘	要	金額(円)	摘	要	金額(円)
貸付金	4,741口	20,994,902,883,722	仮払金	31口	603,884,091
貸付金	3,614口	16,012,304,104,235	未収金		607,890,708
外貨貸付金	1,127口	4,982,598,779,487	前払金		3,020,481,983
出資金	21口	155,270,668,380	概算納付金		10,971,891,000
株式出資金	16口	152,079,168,802	その他諸勘定	219口	1,111,977,748
外貨株式出資金	2口	1,481,014,671	動産不動産		28,086,271,008
外貨出資金	3口	1,710,484,907	営業用土地建物動産		27,859,237,385
現金預け金		288,244,419,767	土地	40箇所 48,966㎡の35%、5,519㎡の312,858/552,066及び52,864㎡	12,672,971,331
現金		668,560	建物	61棟外 延2,244㎡の5%、延846㎡の35%、延17,384㎡(共有)及び延48,682㎡外	9,105,679,985
預け金		132,166,884,805	什器	5,468点	6,061,458,215
当座預け金	日本銀行外6行	125,166,884,805	一括償却資産		19,127,854
普通預け金	東京三菱銀行外3行	7,000,000,000	建設仮払金		227,033,623
外貨預け金		156,076,866,402	繰延勘定		2,651,028,882
外貨当座預け金	東京三菱銀行外1行	34,067,291,694	債券発行差金		1,978,930,936
外貨普通預け金	みずほコーポレート銀行	683,254,474	債券発行費		672,097,946
外貨定期預け金	東京三菱銀行外2行	121,326,320,234	支払承諾見返	債務保証見返　634件	580,497,729,256
未収収益		220,572,936,455	貸倒等引当金		△ 454,911,746,520
未収貸付金利息		203,457,688,105	貸倒引当金		△ 430,078,313,973
未収受入雑利息		17,115,248,350	出資損失引当金		△ 24,833,432,547
諸勘定		16,315,114,540	合計		21,881,739,305,491

平成14年度国際協力銀行

国際金融等勘定

財産目録（平成15年3月31日現在）

摘要		金額(円)	摘要		金額(円)
貸付金	2,639口	9,760,697,585,881	[illegible]勘定		15,753,262,411
[illegible]貸付金	[illegible]	4,778,098,804,484	[illegible]払[illegible]金		374,407,491
外貨貸付金	1,327口	4,982,598,779,397	未収金		607,899,706
出資金			[illegible]払金		3,020,461,993
外貨株式出資金	1口	1,141,256,987	[illegible]納付金		10,971,891,000
現金預け金		236,711,783,071	その他諸勘定		777,693,219
[illegible]金		418,126	動産不動産		20,761,084,233
[illegible]金		72,634,505,534	営業用土地建物動産		20,614,093,836
[illegible]預け金 日本銀行外6行		65,634,505,534	建設仮払金		146,990,547
[illegible]預け金 東京三菱銀行外3行		7,000,000,000	繰延勘定		2,836,096,993
外貨預け金		156,076,886,402	債券発行差金		1,963,990,996
外貨当座預け金 東京三菱銀行外1行		34,067,291,694	債券発行費		872,097,946
外貨普通預け金 みずほコーポレート銀行		683,354,474	支払承諾見返 債務保証見返	634件	630,497,729,356
外貨定期預け金 東京三菱銀行外2行		121,326,230,234	貸倒等引当金		
未収収益		92,585,167,993	貸倒引当金		△ 52,949,519,911
未収貸付金利息		75,469,921,643	合計		10,700,033,509,742
未収受入額利息		17,115,246,350			

平成14年度国際協力銀行

海外経済協力勘定

財産目録（平成15年3月31日現在）

摘	要	金額(円)	摘	要	金額(円)
貸付金	2,102口	11,224,105,290,841	仮払金		238,476,680
出資金	20口	154,129,298,453	その他の諸勘定		234,285,529
株式出資金	16口	152,079,168,802	動産不動産		7,835,246,777
外貨株式出資金	1口	339,654,744	営業用土地建物動産		7,245,174,000
外貨出資金	3口	1,710,484,907	建設仮払金		90,072,777
現金預け金		59,532,636,696	繰延勘定		
現金		257,425	債券発行差金		15,000,000
預け金			貸倒引当金		△ 401,962,326,609
当座預け金 日本銀行外2行		59,532,379,271	償却引当金		△ 367,128,794,082
未収収益			出資損失引当金		△ 84,832,432,547
未収貸付金利息		127,987,768,462	合計		11,181,705,795,749
雑勘定		563,769,129			